                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of October 2003


                                  Kookmin Bank

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

                     (Address of principal executive office)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F      X      Form 40-F ____
                                     -

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ -

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ____     No     X
                                                 -
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                          Investor Relations Conference

Kookmin Bank invites you to attend our 2003 Third Quarter Earnings Conference on Friday, October 24, 2003 as follows.

The Conference will be webcasted live throughout the world on our IR website at www.kbstar.com. Investors are encouraged to participate by telephone during the Q&A session following the presentation.

     .    Date: October 24, 2003 (Friday)

     . Time: 16:00(Seoul) / 15:00(Hong Kong, Singapore) / 08:00 (London) / 03:00 (New York)

     . Venue: International Conference Room, Ground Floor, Korea Stock Exchange, Youido-dong, Youngdeungpo-ku, Seoul, Korea

     .    Procedures: Presentation and Q&A session

     .    Q&A via telephone
                 -   From overseas:    82-31-500-0501 or 82-2-6677-2256
                 -   From Korea:       1566-2256 or 02-6677-2256 or 031-500-0501
                 -   Pass code:        6412
                 -   Q&A code:         14

     .    Recording service for the telephone conference Listening order

            1. Dialing

                 -   From overseas:    82-31-500-0401
                 -   From Korea:       031-500-0401
            2. Press listening code:   5633#

            Press Button Instruction

                 -   1 min. F.F:       1
                 -   5 min. F.F:       7
                 -   1 min. REW:       3
                 -   5 min. REW:       9
                     -   Pause:        5
                 -   To cancel pause:  5

     . The Conference will be webcasted in Korean and English at www.kbstar.com. The presentation material will be available at the time of conference at our website.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Kookmin Bank
                                             (Registrant)

     Date: October 20, 2003                  By: /s/ Jong-Kyoo Yoon
                                             -------------------------------
                                             (Signature)
                                             Name:  Jong-Kyoo Yoon
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

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